Exhibit 12
Humana Inc.
Computation of Ratio of Earnings to Fixed Charges

	For the nine months ended September 30,	For the twelve months ended December 31,
	2015	2014	2013	2012	2011	2010
	(Dollars in millions)
Income before income taxes	$2,185	$2,170	$1,921	$1,911	$2,235	$1,749
Fixed charges	192	267	216	178	178	157
Total earnings	$2,377	$2,437	$2,137	$2,089	$2,413	$1,906
Interest charged to expense	$140	$192	$140	$105	$109	$105
One-third of rent expense	52	75	76	73	69	52
Total fixed charges	$192	$267	$216	$178	$178	$157
Ratio of earnings to fixed charges (1)(2)	12.4x	9.1x	9.9x	11.7x	13.6x	12.1x

Notes

(1)
For the purposes of determining the ratio of earnings to fixed charges, earnings consist of income before income taxes and fixed charges. Fixed charges include gross interest expense, amortization of deferred financing expenses and an amount equivalent to interest included in rental charges. One-third of rental expense represents a reasonable approximation of the interest amount.

(2)	There are no shares of preferred stock outstanding.